                                 FORM 6-K
                                                              OMB APPROVAL

                    SECURITIES AND EXCHANGE COMMISSION

                                                          OMB Number: 3235-0116
                                                        Expires: August 31, 2005
                     Report of Foreign Private Issuer   Estimated average burden
                                                        hours per response  6.00
                                                        Washington, D.C., 20549

   Pursuant to Rule Adjustments required prior to conversion: 13a-16 or 15d-16
                   -----------------------------------------
                     of the Securities Exchange Act of 1934


FOR THE MONTH  OF:            November

COMMISSION  FILE  NUMBER:     (SEC File No: 0-29578)


                               GETTY COPPER CORP.
                               ------------------
                 (Translation of registrant's name into English)


                               1000 Austin Avenue
                           Coquitlam, British Columbia
                                Canada   V3K 3P1

                 -----------------------------------------------
                     (Address of principal executive office)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                          Form 20-F  X     Form 40-F __
                                     -


Indicate  by check mark if the registrant is submitting the Form 6-K in paper as
permitted  by  Regulation  S-T  Rule  101(b)(1):   [__]

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate  by check mark if the registrant is submitting the Form 6-K in paper as
permitted  by  Regulation  S-T  Rule  101(b)(7):   [__]

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ____     No _X_
                                                -

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________________

                                                   QUARTERLY AND YEAR END REPORT
                                                         BC FORM 51-901
BCSC       BRITISH COLUMBIA SECURITIES COMMISSION        previously Form 61
================================================================================


Freedom of Information and Protection of Privacy Act: The personal information requested on this form is collected under the authority of and used for the purpose of administering the Securities Act. Questions about the collection or use of this information can be directed to the Supervisor, Financial Reporting (604-899-6729), PO Box 10142, Pacific Centre, 701 West Georgia Street, Vancouver BC V7Y 1L2. Toll Free in British Columbia 1-800-373-5393
================================================================================

INSTRUCTIONS

This report must be filed by Exchange Issuers within 60 days of the end of their first, second and third fiscal quarters and within 140 days of their year end. "Exchange Issuer" means an issuer whose securities are listed and posted for trading on the Canadian Venture Exchange and are not listed and posted on any other exchange or quoted on a trading or quotation system in Canada. Three schedules must be attached to this report as follows:

SCHEDULE  A:  FINANCIAL  STATEMENTS

Financial statements prepared in accordance with generally accepted accounting principles are required as follows:

For  the  first,  second  and  third  financial  quarters:
Interim financial statements prepared in accordance with section 1751 of the CICA Handbook, including the following: balance sheet, income statement, statement of retained earnings, cash flow statement, and notes to the financial statements.

The periods required to be presented, consistent with CICA Handbook section 1751, are as follows:

- a balance sheet as of the end of the current interim period and a comparative balance sheet as of the end of the immediately preceding fiscal year;
- a statement of retained earnings cumulatively for the current fiscal year-to-date, with a comparative statement for the comparable year-to-date period of the immediately preceding fiscal year; and
- income statements and cash flow statements for the current interim period and cumulatively for the current fiscal year-to-date, with comparative statements for the comparable interim periods (current and year-to-date) of the immediately preceding fiscal year.

For  the  financial  year  end:

Annual  audited  financial  statements  prepared  on  a  comparative  basis.

Exchange Issuers with a fiscal year of less than or greater than 12 months should refer to National Policy No. 51 Changes in the Ending Date of a Financial Year and in Reporting Status for guidance.

Issuers in the development stage are directed to the guidance provided in CICA Accounting Guideline AcG-11 Enterprises in the Development Stage that states "enterprises in the development stage are encouraged to disclose in the income statement and in the cash flow statement cumulative balances from the inception of the development stage."

Issuers that have been involved in a reverse take-over should refer to the guidance found in BCIN #52-701 (previously NIN #91/21) with respect to such transactions including the requirement or disclosure of supplementary information regarding the legal parent's prior financial operations.

SCHEDULE  B:  SUPPLEMENTARY  INFORMATION

The supplementary information set out below must be provided when not included in Schedule A.

1.   Analysis  of  expenses  and  deferred  costs

     Provide a breakdown of amounts presented in the financial statements for the following: deferred or expensed exploration, expensed research, deferred or expensed development, cost of sales, marketing expenses, general and administrative expenses, and any other material expenses reported in the income statement and any other material deferred costs presented in the balance sheet.

     The breakdown should separately present, at a minimum, each component that comprises 20% or more of the total amount for a material classification presented on the face of the financial statements. All other components of a material classification may be grouped together under the heading
     "miscellaneous" or "other" in the cost breakdown; the total for "miscellaneous" should not exceed 30% of the total for a material classification.

     Breakdowns  are  required  for  the  year-to-date  period  only.

     Breakdowns  are  not  required  for  comparative  periods.

     Issuers in the development stage are reminded that Section 3(9)(b) of the BC Securities Commission's Rules requires a schedule or note to the financial statements containing an analysis of each of exploration, research, development and administration costs, whether expensed or deferred and if the issuer is a natural resource issuer, that analysis for each material property. Because the analysis required by Rule 3(9)(b) must be included in the financial statements, the information does not have to be repeated in Schedule B. Consistent with CICA Accounting Guidelines AcG-11, staff considers an issuer to be in the development stage when it is devoting substantially all of its efforts to establishing a new business and planned principal operations have not commenced. Further, in staff's view, the lack of significant revenues for the past two years normally indicates that an issuer is in the development stage.

2.   Related  party  transactions

     Provide  disclosure  of  all  related  party  transactions  as specified in
     Section  3840  of  the  CICA  Handbook.

3. Summary of securities issued and options granted during the period Provide the following information for the year-to-date period:

     (a) summary of securities issued during the period, including date of issue, type of security (common shares, convertible debentures, etc.), type of issue (private placement, public offering, exercise of warrants, etc.) number, price, total proceeds, type of consideration (cash, property, etc.) and commission paid, and

     (b) summary of options granted during the period, including date, number, name of optionee for those options granted to insiders, generic description of other optionees (e.g. "employees",) exercise price and expiry date.

4. Summary of securities as at the end of the reporting period Provide the following information as at the end of the reporting period:

     (a) description of authorized share capital including number of shares for each class, dividend rates on preferred shares and whether or not cumulative, redemption and conversion provisions,

     (b)  number  and  recorded  value  for  shares  issued  and  outstanding,

     (c) description of options, warrants and convertible securities outstanding, including number or amount, exercise or conversion price and expiry date, and any recorded value, and

     (d) number of shares in each class of shares subject to escrow or pooling agreements.

5. List the names of the directors and officers as at the date this report is signed and filed.

SCHEDULE  C:  MANAGEMENT  DISCUSSION  AND  ANALYSIS

1.   General  Instructions

     (a) Management discussion and analysis provides management with the opportunity to discuss an issuer's business, current financial results, position and future prospects.
================================================================================

FIN  51-901  Rev.2000  /  12/  19
f:\prec\sec\BCSC  Form  51-901.doc

     (b) Focus the discussion on material information, including liquidity, capital resources, known trends, commitments, events, risks or uncertainties, that is reasonably expected to have a material effect on the issuer.

     (c) For an issuer with active ongoing operations the discussion should be substantive (e.g. generally two to four pages in length); for an issuer with limited operations the discussion may not be as extensive (e.g. one page).

     (d)  The  discussion  must  be  factual,  balanced  and  non-promotional.

     (e) Where the discussion relates to a mineral project, as defined in National Instrument 43-101 "Standards of Disclosure for Mineral Projects," the disclosure must comply with NI 43-101.

2.   Description  of  Business

     Provide a brief description of the issuer's business. Where an issuer is inactive and has no business, disclose these facts together with a description of any plans to reactivate and the business the issuer intends to pursue.

3.   Discussion  of  Operations  and  Financial  Condition

     Provide a meaningful discussion and analysis of the issuer's operations for the current year-to-date period presented in the financial statements. Discuss the issuer's financial condition as at the date of the most recent balance sheet presented in the financial statements.

     The following is a list of items that should be addressed in management's discussion and analysis of the issuer's operations and financial condition. This is not intended to be an exhaustive list of the relevant items.

     (a) expenditures included in the analysis of expenses and deferred costs required under Securities Rule 3(9)(b) and Schedule B;

     (b) acquisition or abandonment of resource properties material to the issuer including material terms of any acquisition or disposition;

     (c) acquisition or disposition of other material capital assets including material terms of the acquisition, or disposition;

     (d)  material  write-off  or  write-down  of  assets;

     (e) transactions with related parties, disclosed in Schedule B or the notes to the financial statements;

     (f)  material  contracts  or  commitments;

     (g) material variances between the issuer's financial results and information previously disclosed by the issuer, (for example if the issuer does not achieve revenue and profit estimates previous released, discuss this fact and the reasons for the variance);

     (h) material terms of any existing third party investor relations arrangements or contracts including:

          i.   the  name  of  the  person;

          ii.  the  amount  paid  during  the  reporting  period;  and

          iii. the  services  provided  during  the  reporting  period;

     (i)  legal  proceedings;

     (j)  contingent  liabilities;

     (k)  default  under  debt  or  other  contractual  obligations;

     (l) a breach of corporate, securities or other laws, or of an issuer's listing agreement with the Canadian Venture Exchange including the nature of the breach, potential ramifications and what is being done to remedy it;

     (m) regulatory approval requirements for a significant transaction including whether the issuer has obtained the required approval or has applied for the approval;

     (n)  management  changes;  or

     (o)  special  resolutions  passed  by  shareholders.

4.   Subsequent  Events

     Discuss any significant events and transactions that occurred during the time from the date of the financial statements up to the date that this report is certified by the issuer.

5.   Financings,  Principal  Purposes  and  Milestones

     (a) In a tabular format, compare any previously disclosed principal purposes from a financing to actual expenditures made during the reporting period.

     (b) Explain any material variances and the impact, if any, on the issuer's ability to achieve previously disclosed objectives and milestones.

6.   Liquidity  and  Solvency

     Discuss the issuer's working capital position and its ability to meet its ongoing obligations as they become due.

How to File Under National Instrument 13-101 - System for Electronic Document Analysis and Retrieval (SEDAR)

BC  Form  51-901  Quarterly  and  Year  End  Reports are filed under Category of
Filing: Continuous Disclosure and Filing Type: Interim Financial Statements or Annual Financial Statements. Schedule A (Financial Statements) is filed under Document Type: Interim Financial Statements or Annual Financial Statements. Schedule B (Supplementary Information) and Schedule C (management Discussion) are filed under Document Type: BC Form 51-901 (previously Document Type Form 61(BC)).

Meeting  the  Form  Requirements

BC Form 510-901 consists of three parts: Instructions to schedules A, B and C, issuer details and a certificate. To comply with National instrument 132-101 it is not necessary to reproduce the instructions that are set out in BC Form 51-901. A cover page to the schedules titled BC Form 51-901 that includes the issuer details and certificate is all that is required to meet the BC Form 51-901 requirements. The form of the certificate should be amended so as to refer to one or two of the three schedules required to complete the report.



--------------------------------------------------------------------------------

ISSUER DETAILS                                    DATE OF REPORT
NAME OF ISSUER           FOR QUARTER ENDED        YY    MM  DD
GETTY  COPPER  CORP.     SEPTEMBER  30  2002      2002  11
--------------------------------------------------------------------------------

ISSUER  ADDRESS
1000  AUSTIN  AVENUE
--------------------------------------------------------------------------------
                                   POSTAL       ISSUER           ISSUER
CITY           PROVINCE            CODE         FAX NO.          TELEPHONE NO.
COQUITLAM     BRITISH COLUMBIA     V3K  3P1     604-931-2814     604-931-3231
--------------------------------------------------------------------------------

CONTACT  NAME               CONTACT  POSITION     CONTACT  TELEPHONE  NO.
JOHN  LEPINSKI              PRESIDENT,  CEO       604-931-3231
--------------------------------------------------------------------------------
CONTACT  EMAIL  ADDRESS     WEB  SITE  ADDRESS
getty@attglobal.net         www.gettycopper.com
--------------------------------------------------------------------------------
CERTIFICATE
The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

                                                 date signed
director's  signature     print  full  name      YY    MM  DD
/s/ JOHN LEPINSKI         John Lepinski          2002  11
                                                 date signed
director's  signature     print  full  name      YY    MM  DD
/s/ DON WILLOUGHBY        Donald  Willoughby     2002  11


FIN  51-901  (Reverse)  Rev.2000  /  12/  19
f:\prec\sec\BCSC  Form  51-901.doc

                               GETTY COPPER CORP.

                            INTERIM FINANCIAL STATEMENTS


                  For The Nine Months Ended September 30, 2002

                               GETTY COPPER CORP.

                          INTERIM FINANCIAL STATEMENTS




Interim  Balance  Sheet                                             Exhibit  "A"

Interim  Statement of Loss and Deficit                              Exhibit  "B"

Interim  Statement  of Cash Flows                                   Exhibit  "C"

Notes  to Interim Financial Statements                              Exhibit  "D"

                                                                     Exhibit "A"


                          GETTY  COPPER  CORP.
                        Interim  Balance  Sheet
                          September  30,  2002
                              (Unaudited)




Assets
                                     September 30, 2002     December 31, 2001
--------------------------------------------------------------------------------
Current:

--------------------------------------------------------------------------------

   Cash                                $   204,581   $    1,436
   GST receivable                            2,726        6,361
   Prepaid expenses                          1,514        1,496
--------------------------------------------------------------------------------
                                           208,821        9,293
Capital (Note 3)                           201,766      214,370

Mineral properties (Note 4)                471,508      471,508
--------------------------------------------------------------------------------


                                       $   882,095  $   695,171
--------------------------------------------------------------------------------

Liabilities
================================================================================


Current:

   Accounts payable and accruals       $   118,941  $   356,116

   Wages payable                             1,579        1,036

   Current portion of mortgage
    payable                                  1,539      100,838

   Loan payable (Note 5)                         -      114,221

                                           122,059      572,211
--------------------------------------------------------------------------------
   Long term payables (Note 5)             224,630            -
   Mortgage  (Note 6)                       99,298            -
   Loan payable (Note 7)                    66,621            -
--------------------------------------------------------------------------------
                                           512,608      572,211
================================================================================

Shareholders' Equity


  Share Capital (Note 9)                12,204,302   11,805,210

  Contributed Surplus (Note 9)             767,966      767,966

  Deficit, per Exhibit  "B"             12,602,781   12,450,216
--------------------------------------------------------------------------------

                                           369,487      122,960
  Going Concern (Note 2)
  Commitments (Note 11)
  Subsequent Events (Note 14)
--------------------------------------------------------------------------------

                                       $   882,095  $   695,171
================================================================================




Approved  by  the  Directors:

"John  B.  Lepinski"
--------------------

"Donald  R.  Willoughby"
------------------------

              (See accompanying notes to the financial statements)

                                                                     Exhibit "B"
                               GETTY  COPPER  CORP.
                      Interim  Statement  of  Loss  and  Deficit
                For  The  Nine  Months  Ended  September  30,  2002
                                   (Unaudited)


                Three Months     Nine Months     Three Months     Nine Months
                    Ended           Ended            Ended           Ended
               Sept. 30, 2002   Sept. 30, 2002   Sept. 30, 2001  Sept. 30, 2001
-----------------------------------------------------------------------------------

Revenue:
   Interest                    $        50   $       231   $    1,827   $    4,707
-----------------------------------------------------------------------------------
Expenses:

     Amortization                    1,431         4,294        1,822        5,536

     Bank charges
      and interest                   3,965        17,908        5,017       17,000

     Filing fees                     2,512         7,236        1,287        5,969

     Insurance                         399         2,095          998        2,922

     Management fees                 7,500        22,500        7,500       22,500

     Marketing and promotion           411           830          183          735

     Office and miscellaneous        1,695         8,919          688       10,615

     Professional fees               9,999        18,463        7,862       25,994

     Property Tax                    4,376         3,731

     Rent                            1,500         4,500        1,500        4,500

     Telephone                       1,683         4,881        1,937        6,106

     Transfer fees                   2 094         6,368          862        6,063

     Travel                          1,023         2,103          420        1,855

     Wages and benefits             11,552        28,626        9,046       26,344
-----------------------------------------------------------------------------------
                                    45,764       133,099       39,122      139,870
-----------------------------------------------------------------------------------

Net Loss before
 Income Taxes                       45,714       132,868       37,295      135,163

Write off
 Mineral Properties                  6,294        21,225            -            -

Income Tax
Recovery                            (1,528)       (1,528)      (1,241)      (1,241)

Future Income
Taxes                                    -             -         (105)      (1,813)
-----------------------------------------------------------------------------------
===================================================================================
Net Loss for
 the Period                         50,480       152,565       35,949      132,109

Deficit, beginning              12,450,216    12,450,216    4,610,728    4,610,728
-----------------------------------------------------------------------------------

Deficit, ending,
to Exhibit "A"                 $12,500,696   $12,602,781   $4,646,677   $4,742,837
===================================================================================


Basic loss
 per share                                          .003                      .005

Fully diluted
 loss per share                                     .003                      .004






     (See  accompanying  notes  to  the  financial  statements)

                                                                     Exhibit "C"
                              GETTY  COPPER  CORP.

                        Interim  Statement  of  Cash  Flow
                 For  The  Nine  Months  Ended  September  30,  2002
                                   (Unaudited)



                                Three Months     Nine Months          Three Months     Nine Months
                                   Ended             Ended                Ended            Ended
                               Sept. 30, 2002    Sept. 30, 2002       Sept. 30,2001    Sept 30, 2001
-----------------------------------------------------------------------------------------------------------
Operating Activities:

      Net Loss, per Exhibit "B"     $      (50,480)  $        ( 152,565)  $     ( 35,949)  $     (132,109)

Adjustments for:


     Mineral properties write down           6,294               21,225                -                -

     Future income taxes                         -                    -             (105)          (1,813)

     Amortization - administration           1,431                4,294            1,822            5,536

     Amortization - deferred                 2,770                8,310            3,360           10,010

                                           (39,985)            (118,736)         (30,872)        (118,376)
-----------------------------------------------------------------------------------------------------------

Net Change in non-cash working
capital balances:

      (Increase)Decrease in
        accounts receivable                   (759)               3,635            2,365            2,021

      (Increase) Decrease in
       prepaid expenses                      2,412                  (18)           1,389            4,722

      Increase (Decrease) in
       accounts payable                   (267,099)            (237,175)           6,925           46,798

      Increase (Decrease) in
       wages payable                           531                  543           (1,165)            (965)

      Increase (Decrease) in
        Mortgage payable                        (1)                  (1)            (400)          (1,178)
-----------------------------------------------------------------------------------------------------------

Cash  Flows From (Used  In)
 Operating Activities                     (304,901)            (351,752)         (21,758)         (66,978)
-----------------------------------------------------------------------------------------------------------

Investing Activities:

     Deferred exploration
      and development costs                 (6,294)             (21,225)         (15,809)         (57,846)

     Acquisition of Capital Assets                                                                 (1,365)
-----------------------------------------------------------------------------------------------------------
Cash From (Used In)
 Investing Activities                       (6,294)             (21,225)         (15,809)         (59,211)
-----------------------------------------------------------------------------------------------------------
Financing Activities:

Funds raised private
 placement net cost of issue               399,092              399,092                -                -
Accounts Payable (note )                   224,630              224,630                -                -
Loan from Freeway
 Properties Inc.                          (110,000)             (47,600)          19,000           19,000
-----------------------------------------------------------------------------------------------------------
Cash From (Used In)
 Financing Activities                      513,722              576,122           19,000           19,000
-----------------------------------------------------------------------------------------------------------
Change in Cash and
 short-term investments                    202,527              203,145          (18,567)        (107,189)
-----------------------------------------------------------------------------------------------------------
Cash and short-term
 investments, beginning                      2,054                1,436          108,374          196,996
-----------------------------------------------------------------------------------------------------------
Cash and Short-Term
 Investments, Ending                 $     204,581   $          204,581   $       89,807   $       89,807
===========================================================================================================






          (See  accompanying  notes  to  the  financial  statements)

                                                                     Exhibit "D"
                               GETTY COPPER CORP.
                      Notes  to  Interim  Financial  Statements
                              September  30,  2002
                                   (Unaudited)


1.     General  Information:

The company has not yet determined whether its mineral property contains ore reserves that are economically recoverable. In addition, the company is dependent upon external sources of financing in order to fund the exploration and development of its mineral property. The recoverability of amounts shown for mineral property and the ability of the company to meet its obligations is dependent upon the company meeting its commitments to incur exploration and development costs, the discovery of economically recoverable reserves, the ability of the company to obtain necessary financing to complete the exploration and development of the mineral property and future profitable production or proceeds from the disposition thereof.


2.     Accounting  Policies:

a)   Significant  Accounting  Policies-

These financial statements have been prepared in accordance with generally accepted accounting principles accepted in Canada applicable to a going concern and reflect the policies outlined below. The financial statements do not give effect to adjustments that would be necessary should the Company be required to realize its assets and liquidate its liabilities and commitments in other than the normal course of business.

b)   Mineral  Properties-

Costs of acquisitions and exploration and development expenditures are allocated to specific groups of mineral claims as work is performed on or for the benefit of those claims and are capitalized until such time as the extent of mineralization has been determined and mineral claims are either developed, sold, or abandoned. If there is an indication of impairment, the mineral properties are written down to the estimated net recoverable amount. The company does not accrue the estimated future cost of maintaining, in good standing, its mineral properties.

Capitalized costs are amortized over the useful life of the properties upon commencement of commercial production, or written off if the properties are sold or abandoned.

b)   Administrative  Costs-

     Administrative  costs  are  expensed  as  incurred.

                                                                     Exhibit "D"
                                      GETTY COPPER CORP.             (Continued)
                        Notes  to  Interim  Financial  Statements
                                   September  30,  2002
                                        (Unaudited)

c)   Capital  Assets-

Capital assets are recorded at cost. Amortization is provided on the declining balance basis at the following annual rates:

          Automotive  equipment       30%
          Building                     4%
          Computer  equipment         30%
          Computer  software         100%
          Office  equipment           20%
          Portable  building          30%

     For  the  period  of acquisition, the rate is one half of that shown above.

d)   Future  Income  Taxes

The company follows the liability methods of accounting for income taxes. Under this method, current income taxes are recognized for the estimated income taxes payable for the current year. Future income tax assets and liabilities are recognized for the temporary differences between tax and accounting bases of assets and liabilities and for unused tax losses. Future income tax assets are recorded in the financial statements if realization is considered more likely than not.

e)   Flow-through  financing

The company has issued flow-through shares, which transfer the tax deductibility of exploration expenditures to the investors. Proceeds received on the issue of such shares is credited to share capital and the related exploration costs is charged to mineral property. The future income tax liability arising from the transfer of the tax deductibility of exploration expenditures is recorded as a share issue cost.

f)   Use  of  Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant areas requiring the use of management estimates relate to the valuation of its mineral property and the determination of useful lives of capital assets for purposes of calculating amortization.

                               GETTY COPPER CORP.
                   Notes  to  Interim  Financial  Statements
                             September  30,  2002
                                   (Unaudited)

3.     Capital  Assets:

                                           Accumulated    Sept. 2002   Dec. 2001
                                  Cost     Amortization       Net          Net
--------------------------------------------------------------------------------
     Automotive  equipment     $  39,602     $  35,559     $  4,043     $  5,217
     Portable building            12,112        11,173          939        1,211
     Computer  equipment          92,602        81,307       11,295       14,574
     Computer  software           73,935        73,935
     Office  equipment            70,592        51,129       19,463       22,897
     Building                    178,124        34,420      143,704      148,149
     Land                         22,322             -       22,322       22,322
--------------------------------------------------------------------------------
                                $489,289      $287,523   $  201,766     $214,370
================================================================================




4.     Mineral  Properties:

The mineral claims are located within the Highland Valley, British Columbia mining district and cover an area in excess of 210 square kilometers.

The Getty and Getty North mineral claims are subject to a 1-1/2% net smelter return royalty in favour of Robak Industries Ltd. "Robak", which is controlled by a director of the company.

The Company acquired a 50% interest in the Getty Central, Getty South and Getty Southwest mineral claims from Robak in exchange for $85,900 cash, a commitment to spend an agreement of $6,950,000 on exploration and development of the claims by December 31, 2002; an agreement to complete a feasibility report on the Getty South mineral claims by December 31, 2002; and a 1-1/2% royalty in favour of Robak. Once the conditions are met, the company and Robak will enter into a joint venture. If the conditions are not met, the interest in the claims may be returned to Robak.

As  at  September  30,  2002  the  company's  expenditures  are as follows:

                               Expenditures   Commitment
                               ------------   ----------

          Getty  Central     $     53,772     $    750,000
          Getty  South            808,851        5,100,000
          Getty  Southwest        381,357        1,100,000
                               ----------     ------------
                               $1,243,980     $  6,950,000
                               ==========     ============


The Transvaal mineral claims were acquired in 1996 through an option agreement with Genco Resources Ltd., formally Globe Resources Inc a related company, and are subject to a 1-1/2% net smelter royalty. The company has a commitment to spend no less than $525,000 on exploration and development by October 15, 2003. Once the condition is met, the Company and Genco Resources Ltd. will enter into a joint venture. As of September 30, 2002 the company spent $340,131 on exploration.

                                                                     Exhibit "D"
                                  GETTY COPPER CORP.                (Continued)
                        Notes  to  Interim  Financial  Statements
                                September 30, 2002
                                   (Unaudited)

     4.  Mineral  Properties:

-------------------------------------------------------------------------
                                 September 30, 2002   December 31, 2001
-------------------------------------------------------------------------
Getty North Claims

  Acquisition costs             $            352,398      $      352,398

  Exploration and
   development costs                               -
-------------------------------------------------------------------------
                                             352,398             352,398
-------------------------------------------------------------------------

Getty Northwest Mineral Claims
  Acquisition costs                           33,210              33,210

  Exploration and development
   costs                                           -
-------------------------------------------------------------------------
                                              32,210              33,210
-------------------------------------------------------------------------
Getty Central Mineral Claims,
 50 % Interest

  Acquisition costs                            9,300               9,300

  Exploration and development
   costs                                           -
-------------------------------------------------------------------------
                                               9,300               9,300
-------------------------------------------------------------------------
Getty South Mineral Claims,
 50 % Interest

  Acquisition costs                           63,300              63,300

  Exploration and development
   costs                                           -
-------------------------------------------------------------------------
                                              63,300              63,300
-------------------------------------------------------------------------
Getty Southwest Mineral Claims,
 50% Interest


  Acquisition costs                           13,300              13,300

  Exploration and development
   costs                                           -
-------------------------------------------------------------------------
                                              13,300              13,300
-------------------------------------------------------------------------
Transvaal Mineral Claims,
 50% Interest

Exploration and development
 costs                                             -
-------------------------------------------------------------------------
                                $            471,508  $          471,508
=========================================================================






The exploration and development costs are comprised of:   2002         2001
                                                      ------------  -----------
Assay                                                     $473,396     $473,293
Drilling                                                 4,207,932    4,207,932
Environmental                                              254,454      254,454
Geology                                                  2,409,984    2,408,409
Metallurgy                                                 228,085      228,085
Feasibility Study                                          129,886      129,886
Other                                                    1,721,305    1,701,758
Provision for impairment                                (9,425,042)  (9,403,817)
--------------------------------------------------------------------------------
                                                      $          -  $
                                                      --------------------------




Capital asset amortization capitalized as exploration costs during the period amounted to $8,310 (Dec2001$13,370).

                                                                     Exhibit "D"
                                  GETTY COPPER CORP.                (Continued)
                       Notes  to  Interim  Financial  Statements
                                 September  30,  2002
                                   (Unaudited)

4.     Mineral  Properties  Cont

The  company  is  pursuing approaches to further develop its mineral properties.
Although it is uncertain whether the company will determine that it has economically recoverable reserves and whether it will be able to obtain the necessary financing to complete the exploration and development of the mineral property the company believes that it may be able to economically develop the mineral property. However, Canadian generally accepted accounting principles require that development costs related to mineral properties be written down for impairment unless there is persuasive evidence that impairment has not occurred. Accordingly, during 2001 the company recorded a provision for impairment of its mineral properties in the amount of $9,403,817 and a further $21,225 in the nine months ended September 30, 2002.

5.     Long  Term  Payables

On August 23, 2002. Related parties and certain creditors have agreed to extend the company's terms of payment until June 3, 2004.

6.  Mortgage  Payable:

The mortgage payable is secured by a first mortgage on land and building and requires monthly payments of $756 including interest at 7.5% per annum, term: due October 1, 2007.

7.     Loan  Payable

The loan payable is to a company controlled by an officer and director of the company, bears interest at 8% per annum and has no fixed terms of repayment and is secured by a general security agreement.

8.     Income  Taxes

Significant components of the company's future income tax assets and liabilities are as follows:

                                          2002          2001
                                      ------------  ------------
Tax value of mineral properties
 in excess of (less than) book value  $ 2,168,503   $ 2,163,000

Tax value of capital assets
 in excess of book value                  109,000       109,000
                                      ------------  ------------
                                        2,277,503     2,272,000

Valuation allowance                    (2,272,503)   (2,272,000)
                                      ------------  ------------
Net operating loss carry forwards         975,000       975,000

Valuation allowance                      (975,000)     (975,000)
                                      ------------  ------------
Net future income tax liabilities
                                      ------------  ------------





The company has determined that realization is not more likely than not and therefore a valuation allowance against the future income tax assets has been recorded.

                                                                     Exhibit "D"
                                 GETTY COPPER CORP.                 (Continued)
                      Notes  to  Interim  Financial  Statements
                                September  30,  2002
                                   (Unaudited)


Note  8  Income  Taxes  cont

A reconciliation between the company's statutory and effective tax rates is as follows:

                                2002     2001     2000
                                ----------------------
Statutory  Rate                  40%      45%      46%

Tax  rate  change                        141       10

Unrecognized  benefit  of
 current  year's  losses        (40)    (168)     (44)
                                ----------------------

Effective rate of tax recovery     %      18%      12%
                                ======================

At  December  31,  2001  the  company has $2,461,000 (2000 - $2,266,000) of loss carryforwards  available  to  reduce  taxable  income  for  future  years.



9.  Share  Capital:                         2002                     2001
                                            ----                     ----
                                     Shares     Amount          Shares         Amount

  Authorized-
   Unlimited number of Common shares

  Issued-
   Balance at January  1,            28,402,313  $14,617,913   28,402,313   $14,617,913
   Private Placement September 2002   3,000,000      300,000            -             -
   Private Placement September 2002   2,000,000      100,000            -             -
  Share issue costs                                2,813,610            -     2,812,703
                                     ----------  -----------   ----------   -----------
    Balance,  September  30,  2002   33,402,313  $12,204,303   28,402,313   $11,805,210
                                     ==========  ===========   ==========   ===========

During  September  2002  the  company  closed  two  private  placements:

a) 3 million units at $.10 per Unit to five investors. Each Unit comprised one common share and a one share purchase warrant which is exercisable to purchase an additional share at a price of $.10 per unit for a one year period from the date of issuance. The securities are subject to a four month hold period which will expire on January 26, 2003. Proceeds from the placement will be used for paying down debt, for working capital and for conducting exploration programs.

b) 2 million units at $.05 per Unit to five investors. Each Unit comprises one common share and a one share purchase warrant which is exercisable to purchase an additional share at a price of $0.10 for a one year period from the date of issuance. The securities are subject to a one year hold period which will expire on September 27, 2003. Proceeds from the placement will be used for paying down debt, for working capital and for conducting exploration programs.

During 2000 the company issued 1,937,323 units consisting of one regular share and a warrant and 786,667 flow through units consisting of one flow through share and a warrant. Each whole warrant entitles the holder to purchase one common share of the Company at a price of $0.20 to November 20, 2002. The flow-through shares are common shares, which transfer the tax deductibility of $118,000 of mineral exploration and development expenditures to the investors. At December 31, 2001, warrants for 1,361,995 common shares remain outstanding. During the quarter ending December 31, 2001, the expiry date of the 1,361,955 warrants was extended a further year to November 20, 2002.

375,000 shares are held in escrow with their release subject to regulatory approval. These shares were issued in 1985 for $3,750. The escrow agreement calls for the release from escrow in accordance with the policies of the securities commission or the stock exchange. These policies provide for the release based upon exploration and development expenditures by the company

                                                                     Exhibit "D"
                                 GETTY COPPER CORP.                 (Continued)
                     Notes  to  Interim  Financial  Statements
                                September  30,  2002
                                   (Unaudited)


9.  Share  Capital  cont

Contributed surplus of $767,966 arose on the cancellation in 1992 of 3,157,050 shares held in escrow for no consideration. The shares were initially issued in 1988 in the exchange for common shares of Exxau, Inc., a wholly-owned subsidiary at that time; in exchange for limited partnership units of Exxau, Ltd., Limited Partnership; and in settlement of Exxau, Ltd. Limited Partnership's indebtedness to the shareholders of Exxau, Inc. The shares were surrendered and cancelled incidental to the company's listing application.

10.  Stock  Options

Stock  options  totalling,  1,045,000  expired  on  January  29,  2002.

During 2001 the company adopted a share option plan whereby up to 5,600,000 common shares are reserved for issuance under the plan.

The exercise prices of all the options was the fair market value of a common share at the date the options were granted or the exercise price was re-priced.

The company has adopted new recommendation of the Canadian Institute of Chartered accountants related to options, however as all options have expired, these recommendations are not applicable.

11.     Commitments:

The company is committed to make monthly payments of $3,000 to related parties for management fees, and rent.


12.     Related  Party  Transactions:

The company had the following transactions with officers and directors of the company and companies or professional firms with which the officers or directors are associated:

                                         2002           2001
--------------------------------------------------------------------------------

Transactions during the period:
Exploration and development             1,575           3,150
Interest                                8,737           5,305
Management  fees                       22,500          22,500
Professional  Fees                     10,784           7,408
Rent                                    4,500           4,500

These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

      Balances  at  year  end:
      Payables  included  in
       accounts  payable             $174,079        $134,781
      These balances have arisen
       from providing services
       or recovery of expenses
      Loan from Freeway
       Properties Inc.                 66,621         104,900
      This balance represents cash
       advances to the Company.

                                                                     Exhibit "D"
                                 GETTY COPPER CORP.                 (Continued)
                     Notes  to  Interim  Financial  Statements
                               September  30,  2002
                                   (Unaudited)


13.          Other  Information:

a)   Financial  instruments

The company's financial instruments consist of cash, GST receivable, accounts payable and accruals, wages payable, loan payable, and mortgage payable. Unless otherwise noted, it is management's opinion that the company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair values of these financial instruments approximate their carrying value, unless otherwise noted. Due to the uncertainty over the timing and amount of repayment, the fair value of the loan payable cannot be reasonably estimated.

b)   Statement  of  cash  flows:

Cash  used  in  operating  activities  includes:
                              2002          2001
                              ----          ----
     Interest  paid          $4,120          $6,821
     Interest received          231           4,707


c)   Comparative  figures

The comparative figures have been reclassified, where applicable, to conform with the current periods presentation.


14.     Subsequent  Events

On October 1, 2002, Getty Copper Corp. hired a team of investor relation consultants for $3000 per month and agreed to pay a portion of office rent for their office in Vancouver in the amount of $2,025.32. This is a verbal agreement payable on month to month basis. On December 9. 2002 Getty Copper Corp. will be holding a special meeting in which shareholders will be ask to approve the following:

A share consolidation of the common shares on the basis of two existing shares for one new common share.

Purchase of fifty percent interest in Getty South mineral claims and purchase of one hundred percent interest in the Getty Southwest and Getty Central mineral claims held by Robak Industries Ltd. These interests are presently subject to a commitment to spend certain dollar amounts (see note 4).

A  share  incentive  plan  for  directors  and  employees  of  the  Company.

                               GETTY COPPER CORP.
                  FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2002
                                   SCHEDULE B


1.   Exploration  and  development  costs:

          Refer  to  Note  4  to  the  financial  statements

     Included  in  the General Administrative Expenses as Professional Fees are:
     For the Nine Months ended September 30, 2002 Legal $3,659, Accounting and Audit, $14,803.
     For the Nine Months ended September 30, 2001 Legal $13,221, Accounting and Audit, $12,773.

     For the Three Months Ended September 30, 2002 Legal $1,827, Accounting and Audit$8,172.
     For the Three Months Ended September 30, 2001 Legal $4,362, Accounting and Audit$3,500.

2.   General  and  administrative  expenses:

     Refer  to  the  statement  of  loss  and  deficit for the Nine Months Ended
     September  30,  2002  and  Note  12  to  the  financial  statements.

3.   a)  Securities  issued  during  the  quarter:
               (refer  to  Note  9  to  the  financial  statements)

     b)   Options  granted  during  the  quarter:
               None  (refer  to  note  10  to  the  financial  statements)

     c)   Authorized  and  issued  share  capital:
               Refer  to  Note  9  to  the  financial  statements

     d)   Options,  warrants  and  convertible  securities  outstanding:
               Refer  to  Note  9  and  10  to  the  financial  statements

     e)   Shares  in  escrow  or  subject  to  pooling:
               Refer  to  Note  9  to  the  financial  statements

4.   List  of  Directors:

          William  J.  Cummer
          John  B.  Lepinski,  President,  CEO
          Jean-Jacques  Treyvaud
          Vic  Preto
          Don  Willoughby,  Secretary,  CFO

                               GETTY COPPER CORP.
                   FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2002
                                   SCHEDULE C
     MANAGEMENT  DISCUSSION

The Company is engaged in the acquisition and exploration of natural resource properties. Since 1993, Getty Copper Corp. has been conducting exploration for copper in its 198 km2 , Highland Valley, B.C. mineral property. which adjoins the large copper-molybdenum mining and milling operation of Highland Valley Copper in the Kamloops Mining Division, British Columbia, Canada. The Company continues to seek additional properties worthy of exploration and development From 1995 to 1998, the Company engaged in the exploration of the Highland Valley mineral property, including a pre-feasibility study by Bateman Engineering, whereby they concluded that "an economic mineable reserve exists in the Getty
North Copper Deposit." Bateman recommended to Getty Copper Corp. both limited pre-feasibility work and a full feasibility study.

The Getty North Deposit is currently estimated to contain 72,093,000 drill indicated and drill inferred tonnes averaging 0.31%Cu, including 10,030,000 drill indicated and drill inferred tonnes of oxidized material having an average copper content of 0.40% and 44,405,000 drill indicated and drill inferred tonnes of sulphide copper resource having an average copper content of 0.37%.

The Company has no mineral producing properties at this time and receives no revenues from production. All of the company's properties are exploration projects, and there is no assurance that a commercially viable ore deposit exists in any such properties until further exploration work and a comprehensive evaluation based upon unit cost, grade, tonnage, recoveries, and other factors conclude economic feasibility.

During the nine months ending September 30, 2002 no additional assets were purchased and some mineral claims were abandoned and relocated to consolidate the land package of the property in preparation for the new government regulations regarding mineral title and map staking. Administrative expenses to date have remained similar to the previous year.

During October 2001 a 1:10,000 scale geological map was completed over portions of Getty Copper's Highland Valley property. Geological data was supported with petrographic and lithogeochemical data. An infill geochemical program was also implemented to clarify the nature of previous geochemical surveys. Geophysical data was also re-interpreted within the 2001 geological framework. The results of these programs may be summarized as follows:

     i. Heavy surficial cover, including both boulder and sandy tills covers much of the property. Ice transport direction is from the north to south. Any geochemical anomalies will have bedrock sources, which lie to the north of the till or soil anomaly, and may be significantly muted.

     ii. Bleached white, silicified, fine grained quartz porphyritic dyke rocks noted in the south western map area are not significantly mineralized.

     iii. A large metasomatically altered metavolcanic roof pendants, with prograde skarn assemblages, underlies much of the magnetic and IP anomalies forming the North Valley anomaly.

     iv. At least five north trending intrusive phases are noted within the map area. Rock composition varies from gabbro-diorites to granites. One of these phases, gabbros, may be permissive hosts to PGM mineralization. Disseminated and stockwork controlled mineralization is noted in the granodiorite rocks along the eastern portion of the property, in a area of extensive drift cover.

     v.   A Eocene volcanic centre was mapped in the southeastern property area.

     vi. Large fault structures, the North Valley Fault, Glossie Fault and North Glossie Fault, have been mapped on the property. Two of these structures, the North Glossie and Glossie Faults, are associated with structurally controlled copper-silver vein systems. Mineralization within these structures occurs within well defined veins and quartz-carbonate replacements and within clay altered and bleached rocks in the footwall and hangingwall to these structural zones. The full width of these structurally controlled zones has not been determined. Copper values ranging from

                              GETTY COPPER CORP.
                  FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2002
                                   SCHEDULE C
     MANAGEMENT  DISCUSSION

Management  Discussion  Cont

          1.81 to 4.18% Cu have been obtained from 1.2 m wide shear hosted veins within the core of the fault. These veins carry up to 5.6 ppm Ag. Rock samples from the footwall of the Glossie fault, external to the central veins in a "cryptic" mineralized zone carry 2.16% Cu and 11.8 g/t Ag over indeterminant widths.

     vii. The surface expression of these structurally controlled fault systems are often highly recessive but, based on an initial geochemical orientation survey, are traceable in B horizon soils.

     viii. A $270,000 follow-up work program for the exploration of (1) high grade structurally controlled copper-silver zones (2) stockwork or disseminated porphyry style mineralization and (3) screening for potential PGM systems in mafic to ultramafic rocks is recommended.

The company has curtailed exploration activity and administrative expenses until management's efforts to raise financing are completed. During the year ended December 31, 2001 the Company's working capital deficiency increased by $406,767 from December 31, 2000 due to the spending in 2001 of the funds raised through the November 14, 2000 private placement. Whereby the Company issued 1,937,323 units consisting of one regular share and a warrant and 786,667 flow through units, consisting of one flow through share and a warrant. This financing raised $408,598.50, of which $118,000.05 is flow through. This private placement increased the company's share capital by $408,599. Getty Copper management continues to seek financing opportunities to raise money to complete baseline environmental studies and leach and assay comparison tests which are a pre-requisite for a feasibility study for Getty North property.

At the year ended December 31, 2001 and September 30, 2002 the financial statements were adjusted to reflect a provision for impairment of mineral properties. The Canadian generally accepted accounting principles require that development costs related to mineral properties be written down for impairment unless there is persuasive evidence that impairment has not occurred. Without a full feasibility study, the Company is unable to determine that it has economically recoverable reserves. In addition at this time there is no certainty that the company will be able to obtain the necessary financing to complete the exploration and development of the mineral properties. However, the board of directors is confident that a full feasibility will obtain positive results and will therefore continue to actively pursue the development and financing requirements of the Company.

Other than dissemination of press releases to the media, interested shareholders, investors and brokers, there were no investor relations activities undertaken by the Company.

The company's management remains committed to the development of the company's Highland Valley mineral claims, subject to a positive feasibility study, production permitting and financing. We are optimistic that in the year 2002 and beyond we will see a return to better conditions in the resource industry in British Columbia.

During the quarter ended September 30, 2002 the Company closed the following private placements:

a) 2 million Units at a price of $0.05 per Unit. Each Unit comprises one common share and a one share purchase warrant which is exercisable to purchase an additional share at a price of $0.10 for a one year period from the date of issuance. The securities will be subject to a one year hold, which will expire on September 27, 2003. Proceeds from the placement will be used for paying down debt, for working capital and for conducting exploration programs.

b) 3 million units at $0.10 per Unit. Each Unit comprises one common share and a one share purchase warrant which is exercisable to purchase an additional share at a price of $0.10 per unit for a one year period from the date of

                               GETTY COPPER CORP.
                  FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2002
                                   SCHEDULE C
                              MANAGEMENT DISCUSSION


     issuance. The securities are subject to a four-month hold period, which will expire on January 26, 2003. Proceeds from the placement will be used for paying down debt, for working capital and for conducting exploration programs.

Management  Discussion  Cont

The Company's working capital improved to $86,762 for the quarter ended September 30, 2002 from a deficiency of $656,600 at June 30, 2002. The two private placements referred to above and the creditors agreements to extend the company's terms of payment contributed to the positive change in the company's working capital. In addition the company renegotiated the terms of the mortgage on the Logan Lake Building and property which resulted in $99,298 becoming long term debt and therefore contributing to the improvement of the working capital. General and administrative expenditures for the nine months ended September 30, 2002 were similar to those incurred in the same period in 2001.


      -


                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                             GETTY  COPPER  CORP.

Date:  November  29,  2002


                         By*: /s/  John  Lepinski
                              ______________________
                              John Lepinski
                              President, CEO



     *Print  name  and  title  under  the  signature  of  the  signing  officer